UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

IncrediMail Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M5364E104

(CUSIP Number)

William E. McDonnell, Jr.
Viking Asset Management LLC
600 Montgomery Street, 44th Floor
San Francisco, CA 94111
Telephone: (415) 981-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M5364E104

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Viking Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) XX
3	SEC Use Only __________________________________________________________________________
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,272,694
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,272,694
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,694
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.5%
14	Type of Reporting Person (See Instructions) IA, OO

Item 1. Security and Issuer

This statement relates to Ordinary Shares (the "Stock") of IncrediMail Ltd. (the "Issuer"). The principal executive office of the Issuer is located at 4 HaNechoset Street, Tel Aviv, Israel 69710.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Viking Asset Management LLC ("Viking LLC")

(b)
The business address of Viking LLC, the Viking Affiliates (defined below), except Viking Asset Management, Ltd., a British Virgin Islands business investment company (“Viking Ltd.”) and Longview Fund International, Ltd., a British Virgin Islands international business company (“Longview International”) is:

600 Montgomery Street, 44th Floor
San Francisco, CA

The business address of Viking Ltd. is:

Nemours Chambers
Road Town, Tortola
British Virgin Islands

The business address of Longview International is:

c/o Conifer Fund Services Ltd.
Yamraj Building
Road Town, Tortola
British Virgin Islands
VG1110

(c)
Present principal occupation or employment of Viking LLC and the Viking Affiliates and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The securities reported as beneficially owned by Viking LLC on this Schedule 13D include securities also beneficially owned by the following affiliates of Viking LLC (collectively, the "Viking Affiliates"): Viking Ltd., Peter T. Benz, Merrick D. Okamoto, Wayne H. Coleson and S. Michael Rudolph. Viking LLC is the investment adviser to investment limited partnerships of which Viking Ltd. is the general partner, including Longview Fund, L.P., a California limited partnership ("Longview"). Viking Ltd. is the investment adviser to Longview International (together with Longview, the "Funds"), but pursuant to an agreement between Viking Ltd. and Viking LLC, Viking Ltd. has delegated such investment advisory authority to Viking LLC. Viking LLC is also the investment adviser to other investment funds. Mr. Benz, Mr. Okamoto, Mr. Coleson and Mr. Rudolph are the control persons of Viking LLC and Viking Ltd. Longview International holds shares of the Issuer’s common stock indirectly as a limited partner of Longview. Viking LLC is filing this Schedule 13D on behalf of itself, the Viking Affiliates and the Funds.

(d)	During the last five years, none of Viking LLC, the Viking Affiliates or the Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, none of Viking LLC, the Viking Affiliates or the Funds was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Viking LLC was organized in California. The Viking Affiliates and the Funds that are entities were organized in the jurisdictions listed in Items 2(b) and 2(c). The Viking Affiliates that are natural persons are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Viking LLC	AF (1)	$8,666,509

(1)     Purchases were made by Viking LLC on behalf of the Funds.

Item 4. Purpose of Transaction

Viking LLC acquired the Stock on behalf of the Funds for the benefit of the investors in the Funds, for investment purposes, and such purchases have been made in the ordinary course of business. Viking LLC now expects to consider and evaluate on an on-going basis all of its options with respect to its investment in the Issuer on behalf of the Funds. It has met with, and may in the future continue to meet with, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to encourage them to consider strategic transactions involving the Issuer that are designed to maximize shareholder value. In addition, Viking LLC may (a) consult with outside advisors to help it formulate its options with regard to the Funds’ investment in the Issuer and (b) engage in discussions with management and/or the board of directors of the Issuer to encourage them to take steps to maximize shareholder value. Viking LLC may also pursue other available alternatives to maximize the value of the Funds’ investment in the Issuer. Such alternatives could include, without limitation, (i) the purchase of additional Stock or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the Stock or such other securities now held or hereafter acquired on behalf of the Funds.

Viking LLC may contact and consult with other stockholders of the Issuer concerning the Issuer, its prospects and any or all of the foregoing matters. Except as set forth above, none of Viking LLC or any of the Viking Affiliates has any plans or proposals which relate to, or could result in, any of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D. Viking LLC and the Viking Affiliates reserve the right, however, to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Viking LLC and the Viking Affiliates may change their plans or intentions and take any and all actions that they may deem to be in the best interests of the Funds.

Item 5. Interest in Securities of the Issuer

The Stock reported as beneficially owned by Viking LLC on its cover page includes Stock that also may be beneficially owned by the Viking Affiliates as described below. Nevertheless, Viking LLC and the Viking Affiliates disclaim beneficial ownership of the Stock reported on this Schedule 13D except to the extent of their pecuniary interest therein. Viking LLC, the Viking Affiliates and the Funds are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of the Funds should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of any of the Stock covered by that Schedule 13D.

1. Viking Ltd.

(a) Amount of stock beneficially owned: 1,272,694
(b) Percent of class: 13.5
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,272,694
(iii) Sole power to dispose or direct the disposition of : 0
(iv) Shared power to dispose or direct the disposition of: 1,272,694

2.	Mr. Benz
(a) Amount of stock beneficially owned: 1,272,694
(b) Percent of class: 13.5
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,272,694
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 1,272,694

3.	Mr. Okamoto
(a) Amount of stock beneficially owned: 1,272,694
(b) Percent of class: 13.5
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,272,694
(iii) Sole power to dispose or direct the disposition of : 0
(iv) Shared power to dispose or direct the disposition of: 1,272,694

4. Mr. Coleson
(a) Amount of stock beneficially owned: 1,272,694
(b) Percent of class: 13.5
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,272,694
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 1,272,694

6. Mr. Rudolph
(a) Amount of stock beneficially owned: 1,272,694
(b) Percent of class: 13.5
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,272,694
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 1,272,694

7. Longview
(a) Amount of stock beneficially owned: 1,272,694
(b) Percent of class: 13.5
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,272,694
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 1,272,694

8. Longview International
(a) Amount of stock beneficially owned: 750,890
(b) Percent of class: 7.9
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 750,890
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 750,890

Item 6. Interest in Securities of the Issuer

Viking LLC effected the following purchases of the Stock on behalf of Longview in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by Viking LLC, the Viking Affiliates and the Funds since 60 days before date on cover page:

Date	Number of Shares	Price/Share
8/30/2007	25,000	$8.1830
8/31/2007	76,236	$8.3925
9/14/2007	17,500	$8.5910
9/20/2007	100,000	$8.5200
9/28/2007	9,800	$9.0000
10/01/2007	9,700	$9.0200

Item 7.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Viking LLC is the investment adviser to investment funds, including the Funds, pursuant to an investment management agreement for each fund that provides to Viking LLC the authority, among other things, to invest the funds of such investment funds in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment funds. Pursuant to an Agreement of Limited Partnership, Viking Ltd. is entitled to allocations based on realized and unrealized gains of the investment funds of which it is general partner, including Longview.

Item 8. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October __, 2007

VIKING ASSET MANAGEMENT LLC By: ________________________________ S. Michael Rudolph, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and Forms (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Viking Asset Management LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:    October __, 2007

VIKING ASSET MANAGEMENT, LTD. By: ____________________________________ S. Michael Rudolph, Director	LONGVIEW FUND, L.P. By: Viking Asset Management, Ltd. General Partner By: ______________________ S. Michael Rudolph, Manager
LONGVIEW FUND INTERNATIONAL, LTD. By: Viking Asset Management LLC Sub-Investment Manager By: __________________________ S. Michael Rudolph, Manager	__________________________________ Peter T. Benz
_____________________________________________ Merrick D. Okamoto	______________________________________ Wayne H. Coleson
_____________________________________________ S. Michael Rudolph